cm

SECURITIES AND EXCHANGE COMMISSION

06006545

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A amended

SEC FILE NUMBER
8-356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEAM SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6912 OWENSMOUTH AVENUE, SUITE 210

(No. and Street)

CANOGA PARK, CA 91303

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STAN BRANDENBURG (818) 887-6445

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.H. JOHNSTON ACCOUNTANCY INC.

(Name – *if individual, state last, first, middle name*)

21031 VENTURA BOULEVARD, SUITE 210, WOODLAND HILLS, CA 91364

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/21/06

OATH OR AFFIRMATION

I, Stan Brandenburg, swear (or affirm) that, to the best o my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Team Securities Corporation, of December, 20 05, are true and correct. I further swear (or affirm) tha neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAGGIE BEJANY ABICHAKER
Commission # 1657008
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods c consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 31,116
Less: Non-allowable current assets	(11,334)
Haircut on securities	(2,337)
Adjusted net capital	$ 17,445
Total liabilities per Statement of Financial Condition	$ 948
Additions:	0
Total aggregate indebtedness	$ 948
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 63
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (Greater of minimum net capital required or minimum dollar net capital requirement)	$ 5,000
Excess net capital	$ 12,445

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

Computation of net capital as reported on Form X-17A-5 at December 31, 2005	$ 17,445

There were no material differences between the Company's focus reports and the auditor's statements.

BY CERTIFIED MAIL - #70051820000656193771

NASD

April 12, 2006

Stan Brandenburg
President
Team Securities Corporation
6912 Owensmouth Ave., Suite #210
Canoga Park, CA 91303

RE: December 31, 2005 Audited Financial Statements

Dear Mr. Brandenburg:

This acknowledges receipt of the firm's December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> A Reconciliation, including appropriate explanation, of the computation of Net Capital under SEC Rule 15c3-1, or if no material differences exist a statement to that effect.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than April 26, 2006**. If you have any questions, please contact John F. Meurer, Compliance Examiner at (213) 613-2638.

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

Sincerely,

Han T. Nguyen
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong
Assistant Regional Director
Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

R.H. Johnston Accountancy, Inc.
21031 Ventura Blvd., Suite 210
Woodland Hills, CA 91364